United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2024.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				95,817,187	2.11%	2.11%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				95,817,187	2.11%	2.11%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				2,055,819	0.05%	0.05%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	05/02/24	42,258	12.44532	2,691,839.96
ADS	VALE	Santander Investment Securities Inc.	Buy	05/03/24	60,082	12.54827	3,819,988.81
ADS	VALE	Santander Investment Securities Inc.	Buy	05/06/24	62,500	12.65751	4,012,985.63
ADS	VALE	Santander Investment Securities Inc.	Buy	05/07/24	62,500	12.80184	4,049,383.38
ADS	VALE	Santander Investment Securities Inc.	Buy	05/08/24	62,500	12.54801	3,990,815.57
ADS	VALE	Santander Investment Securities Inc.	Buy	05/09/24	62,500	12.51753	4,035,103.64
ADS	VALE	Santander Investment Securities Inc.	Buy	05/10/24	72,500	12.49133	4,660,688.69
ADS	VALE	Santander Investment Securities Inc.	Buy	05/13/24	62,500	12.56915	4,038,782.97
ADS	VALE	Santander Investment Securities Inc.	Buy	05/14/24	62,500	12.53703	4,024,071.79
ADS	VALE	XP Investments US	Buy	05/15/24	38,800	12.39763	2,473,589.87
ADS	VALE	XP Investments US	Buy	05/16/24	62,500	12.64211	4,051,005.99
ADS	VALE	XP Investments US	Buy	05/17/24	62,500	12.88112	4,118,497.42
ADS	VALE	XP Investments US	Buy	05/20/24	62,500	12.95466	4,136,181.62
ADS	VALE	XP Investments US	Buy	05/21/24	62,500	12.94281	4,128,514.30
ADS	VALE	XP Investments US	Buy	05/22/24	62,500	12.75314	4,105,077.79
ADS	VALE	XP Investments US	Buy	05/23/24	67,500	12.59274	4,372,706.57
ADS	VALE	XP Investments US	Buy	05/24/24	72,500	12.63903	4,719,829.09
ADS	VALE	XP Investments US	Buy	05/28/24	87,500	12.42753	5,604,286.80
ADS	VALE	XP Investments US	Buy	05/29/24	62,500	12.16784	3,952,418.63
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				3,246,959	0.07%	0.07%

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2024.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				165,379,611	3.64%	3.64%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				165,379,611	3.64%	3.64%

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2024.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				62,500	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/02/24	55,000	63.87845	3,513,315.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/03/24	57,900	63.73661	3,690,350.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/06/24	62,500	64.25261	4,015,788.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/07/24	62,500	64.84144	4,052,590.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/08/24	54,500	63.96839	3,486,277.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/09/24	62,500	64.53906	4,033,691.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/10/24	62,500	64.41566	4,025,979.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/13/24	62,500	64.73778	4,046,111.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/14/24	59,300	64.39983	3,818,910.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	05/15/24	39,600	63.97232	2,533,304.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/16/24	62,500	64.92427	4,057,767.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/17/24	62,500	65.78378	4,111,486.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/20/24	62,500	66.21246	4,138,279.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/21/24	62,500	66.26154	4,141,346.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/22/24	70,000	65.74394	4,602,076.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/23/24	62,500	64.96002	4,060,001.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/24/24	62,500	65.26714	4,079,196.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/27/24	62,500	64.98147	4,061,342.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/28/24	95,000	64.18482	6,097,558.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	05/29/24	69,700	63.31060	4,412,749.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,313,500	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 10, 2024		Director of Investor Relations